Exhibit 99.10

February 28, 2012

ArcelorMittal

19, avenue de la Liberté

L-2930 Luxembourg

Grand Duchy of Luxembourg

Ladies and Gentlemen:

We have acted as special United States counsel to ArcelorMittal, a société anonyme organized under the laws of Luxembourg (the “Company”), in connection with the the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-157658) (the “Registration Statement”) of U.S.$500,000,000 aggregate principal amount of 3.750% notes due 2015 (the “Series 2015 Notes”), U.S.$1,400,000,000 aggregate principal amount of 4.500% notes due 2017 (the “Series 2017 Notes”) and U.S.$1,100,000,000 aggregate principal amount of 6.250% notes due 2022 (the “Series 2022 Notes,” and together with the Series 2015 Notes and the Series 2017 Notes, the “Notes”) issued under an indenture dated as of May 20, 2009 (the “Base Indenture”), a fifth supplemental indenture dated as of February 28, 2012 (the “Fifth Supplemental Indenture”) and a sixth supplemental indenture dated as of February 28, 2012 (the “Sixth Supplemental Indenture”, and together with the Base Indenture and the Fifth Supplemental Indenture, the “Indenture”) in each case between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a) a copy of the executed Base Indenture, a copy of the executed Fifth Supplemental Indenture and a copy of the executed Sixth Supplemental Indenture; and

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(b) a copy of the Notes in global form as executed by the Company and authenticated by the Trustee.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes in global form are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We note that the designation in Section 1.14 of the Indenture of the U.S. federal courts sitting in New York City as the venue for actions or proceedings relating to the Indenture (notwithstanding the waiver in Section 1.14) is subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Current Report on Form 6-K filed by the Company and incorporated by reference into the Registration Statement and to the reference to this firm under the heading “Validity of Notes” in the prospectus supplement dated February 23, 2012, as counsel for the Company who have passed on the due authorization of the issuance of the Notes. In giving such consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this Exhibit, within the meaning of the term “expert” as used in the United States Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder. The opinions

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expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Gamal M. Abouali
Gamal M. Abouali, a Partner